Building wealth through developing and operating major copper & gold mines

TASEKO ANNOUNCES FOURTH QUARTER AND YEAR END GIBRALTAR
PRODUCTION AND 2011 PLANS

January 5, 2011, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") announces fourth quarter production of 23.4 million pounds of copper and 276,000 pounds of molybdenum for it’s 75% owned Gibraltar Mine. Total production for the 12 months ended December 31, 2010 was 92.3 million pounds of copper and 941,000 pounds of molybdenum.

Russell Hallbauer, President and CEO of Taseko, stated, “2010 was an excellent year at Gibraltar and we expect continued improvements in 2011 as we debottleneck the ore feed system. The many operational achievements have translated into strong financial performance for the Company.

Although we were extremely disappointed with the Federal Government’s decision on Prosperity, we accept that decision and are working to address the concerns raised by the many levels of Government involved. We expect to submit a revised proposal to Federal authorities which should address the impact that the Prosperity Mine would have on Fish Lake.”

Mr. Hallbauer continued, “Looking forward, we plan on moving ahead with an increase in Gibraltar’s copper and molybdenum production capacity over the next 20 months by a further investment in both the mine and the concentrator. This will allow the operation to more efficiently process near-term, higher grade ore and optimize mining of the Gibraltar orebody during this period of high copper prices.”

I am very excited by the many opportunities that will continue to unlock significant shareholder value in 2011, including the highly encouraging drill program just completed on our Aley Niobium Project.”

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Investor Relations - 778-373-4545, toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
300 - 905 West Pender St, Vancouver BC Canada V6C 1L6
Tel 778 373-4533 Fax 778 373-4534 Toll Free 1 877-441-4533
www.tasekomines.com

Building wealth through developing and operating major copper & gold mines changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.

300 - 905 West Pender St, Vancouver BC Canada V6C 1L6
Tel 778 373-4533 Fax 778 373-4534 Toll Free 1 877-441-4533
www.tasekomines.com